October 12, 2006
William Choi
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tween Brands, Inc. (Formerly Too, Inc.)
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 10, 2006
Forms 10-Q for Fiscal Quarters Ended April 29, 2006
and July 29, 2006
Filed June 7, 2006 and September 1, 2006
File No. 1-14987
Dr Mr. Choi:
We have received your comments to the above referenced filings (the “filings”) set forth in your letter to Mr. William E. May dated September 15, 2006. Our responses to your comments regarding the filings correspond to the numbers contained in your September 15, 2006 letter. For ease of review, we have included your comment in italic font with our response below.
We respectfully respond to the comments as follows:
Catazine and Advertising Costs, page 48
1.	In connection with our review of your Form 10-K for the year ended January 31, 2004, you indicated in your response to our comment regarding advertising costs that you would modify your advertising costs disclosure, beginning with your Form 10-K for the year ended January 29, 2005, to clarify that catalog costs, principally catalog production and mailing costs, are amortized over the expected revenue stream (typically four to six weeks). We note, however, that beginning with your Form 10-K for the year ended January 29, 2005, you disclose that catazine costs, principally catazine production and mailing costs, are expensed when the catazine is mailed. Please provide us with the details underlying the change in your accounting treatment of these advertising costs.

In late 2004 we reviewed our direct (catalog and internet sales) operations. During the course of the review, our accounting treatment of catalog costs was analyzed, using AICPA Statement of Position 93-7 (“SOP 93-7”) and the AICPA’s Accounting Standards Executive Committee Practice Bulletin 13 (PB 13) as our primary guidance. We felt we could no longer reliably estimate the amount of store sales that qualify as primary revenues, thus only catalog sales in the future would be considered primary. Catalog sales in and of themselves do not generate economic benefit as defined in SOP 93-7; therefore, the costs of the catazine advertising may not be capitalized and matched against revenues. Rather, pursuant to paragraphs 26 and 44 of SOP 93-7, such costs should be recognized the first time the advertising takes place. In the fourth fiscal quarter of 2004, we expensed approximately $0.6 million of costs that would previously have been capitalized and amortized in the first fiscal quarter of 2005. We concluded this was not quantitatively or qualitatively material to FY 2004 or the fourth fiscal quarter of 2004 on an operating income, net income and earnings per share basis. The below table illustrates the non-material nature of the estimate.

	Q4 2004		Q4 2004
	As reported	Adjustment	w/ Deferral	% Change
Sales	$206,762	$—	$206,762	0.0%
Gross Income	81,064	600	81,664	0.7%
Operating Income	36,447	600	37,047	1.6%
Net Income	23,551	372	23,923	1.6%
Diluted EPS	$0.67	$0.01	$0.68	1.5%

	FY 2004		FY 2004
	As reported	Adjustment	w/ Deferral	% Change
Sales	$675,834	$—	$675,834	0.0%
Gross Income	241,887	600	242,487	0.2%
Operating Income	64,379	600	64,979	0.9%
Net Income	41,589	372	41,961	0.9%
Diluted EPS	$1.19	$0.01	$1.20	0.8%
Revenue Recognition, page 49
2.	We note that you have also modified your revenue recognition policy for advertising space in your catazines similarly to your policy for catazine costs. Please explain to us how you were able to determine that advertising revenues are recognizable when catazines are mailed. Please also quantify for us the amount of quarterly revenue recorded in all periods presented in your financial statements related to the sales of advertising space in your catazines.

We also examined our advertising revenue recognition in late FY 2004. We had previously deferred a portion of the revenue based on the expected sales revenue the catazine was expected to produce (usually 4 to 6 weeks). During our review, however, we determined the revenue from the sale of advertising space is related to different factors than the revenues generated from the primary and secondary customer sales. In accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101), as modified by SEC Staff Accounting Bulletin No. 104, revenue is recognized when the four criteria in SAB 101 are met. We feel the earnings process for advertising space revenue is complete when the catalog is mailed. The below addresses each of the criteria of SAB 101:
•	Persuasive evidence of an arrangement exists – Our advertising agreements are agreed to by both parties in writing well in advance of the catalog mail date.

•	Delivery has occurred or services have been rendered – Our advertising partners are interested in reaching households. As such, the primary activity we are being compensated for is the delivery of the catazines to the homes of our customers, (i.e., access to our customer list via advertising in the catazine). Upon delivery of the catazine to the household we have no further material obligation to the advertiser.

•	Seller’s price to the buyer is fixed or determinable - Our fees are clearly outlined in the written agreements referred to above.

•	Collectibility is reasonably assured – Many times our fees are paid by our clients in advance. In instances where it is not, we have historically had no issues with collectibility.
The four criteria are met at the mail date, thus we have concluded it is appropriate to recognize the revenue when the catalog is mailed.
The quarterly and annual amounts of revenue vary based on the number of catalogs mailed in a given period, the circulation of those catalogs, the number and type of advertisers and the time of year. For example a catalog mailed in November for the holiday season would generally have higher circulation and more advertisers than a catalog mailed in April kicking off our summer season. An average catalog historically generated between $0.4 million and $0.5 million of advertising revenue.

     The table below provides the amounts of advertising revenue, in thousands, during each of the quarters in the fiscal years 2003 through 2005 and the first two fiscal quarters of 2006. We feel these amounts do not warrant expanded disclosure or presentation on the face of our financial statements, as in each of the below years, and for the foreseeable future, the amount was and is expected to be less than 1% of total revenue for any period:

Fiscal Year 2003
Q1	Q2	Q3	Q4	2003

$ —	$—	$340	$248	$588

Fiscal Year 2004
Q1	Q2	Q3	Q4	2004

$1,012	$657	$559	$1,201	$3,429

Fiscal Year 2005
Q1	Q2	Q3	Q4	2005

$256	$447	$939	$965	$2,607

Fiscal Year 2006
Q1	Q2	Q3	Q4	2006 YTD

$947	$552			$1,499
Operating Leases, page 49
3.	We note your disclosure in Note 4 at page 55 that annual rent is generally composed of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Please expand your disclosure in future filings to describe your accounting treatment of these contingent rental amounts. Specifically, your disclosure should explain whether you include an estimate of contingent rent when calculating your deferred rent liability as well as the factors that you consider when determining whether or not to include it.
Our rent expense related to our retail stores consists of a fixed minimum portion, and in certain cases, a contingent rent based on sales over a given period exceeding a stipulated amount. We do not include an estimate of contingent rental payments in calculating our deferred rent liability as those payments are based on factors undeterminable at the execution of the lease. We have determined rent payments based on future sales levels are contingent rentals in accordance with SFAS 13, Accounting for Leases, specifically paragraph 5 as amended by SFAS 29, Determining Contingent Rentals, and are not included in the determination of minimum lease payments. In future filings, we intend to modify our disclosures related to rent expense to include language substantially similar to the following:

“We operate stores under lease agreements expiring on various dates through 20XX. The initial terms of leases are generally ten years. Annual store rent is generally composed of a fixed minimum amount, plus, in certain cases, a contingent rent based on a percentage of sales over a given period exceeding a stipulated amount. We do not include an estimate of contingent rental payments in calculating our deferred rent liability as those payments are based on factors undeterminable at the execution of the lease. However, in cases where it is probable we will exceed the sales threshold for a given period we will estimate and accrue contingent rent expense prior to the achievement of the specified sales levels. Many of the leases provide for future rent escalations and renewal options. Most leases require that we pay taxes, common area costs and certain other expenses.”
Please feel free to contact me at 614-775-3200 if you have any questions or require additional information. Thank you for your assistance in this matter.
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ William E. May
William E. May
Chief Operating Officer and
Principal Financial Officer

Cc:	Regina Balderas
Michael Rayden
Michael Fritz
Timothy Botts
Curtis Loveland, Esq.
Greg Henchel